UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	1-898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Grant Street, Pittsburgh, PA		15219
(Address of principal executive offices)		(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Robert Downs Schultz (412) 456-4456

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	Conflict Minerals Disclosure and Report

Ampco-Pittsburgh Corporation (hereinafter referred to as “the Corporation”) was incorporated in Pennsylvania in 1929. The Corporation, individually or together with its consolidated subsidiaries, is also referred to herein as “the Registrant.”

The Corporation classifies its business in two segments: Forged and Cast Rolls and Air and Liquid Processing. Among these business segments, sourced material containing tin, tungsten and tantalum was used during the calendar year 2013 in the production and manufacturing of its products. The Corporation conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals, with such inquiry being designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD. Following this reasonable country of origin inquiry, the Corporation determined which sourced materials were purchased that contained tin, tungsten and/or tantalum, identified the suppliers of those materials, and made inquiries of those suppliers regarding the country of origin of the tin, tungsten and/or tantalum contained in those materials.

CONFLICT MINERALS DISCLOSURE

Forged and Cast Rolls Segment

Union Electric Steel Corporation (hereinafter referred to as “UES”) produces forged hardened steel rolls used in cold rolling by producers of steel, aluminum and other metals throughout the world. It is headquartered in Carnegie, Pennsylvania.

UES produces forged rolls that contain residual levels of tin. These residual levels are not necessary for the production or functionality of the product. The trace of amount of tin that is measured in these rolls amounts to less than 0.01% of the weight of the product. In 2013, only one heat (or one batch) of steel was produced that contained tungsten oxide alloy. This tungsten oxide alloy was sourced from a single supplier of this mineral. This supplier gave representations to UES that it receives its entire supply of tungsten oxide alloy from China. Accordingly, the Corporation determined that all of the products manufactured by UES in 2013 were DRC conflict free, as defined in Item 1.01(d)(4) of Form SD.

Union Electric Steel UK Limited (hereinafter referred to as “UES UK”) produces cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. It is located in Gateshead, England and is a major supplier of cast rolls to the metal working industry worldwide.

In 2013, UES UK used ferro tungsten in the manufacturing of its products. UES UK sources its ferro tungsten from the following suppliers:

•	5,963 kg sourced from a supplier of various alloys and minerals, all of which was represented to the Corporation by this supplier to have been purchased from China and Vietnam.

•	3,000 kg sourced from a different supplier of alloys and minerals, all of which was represented to the Corporation by this supplier to have been purchased from Sweden; and

•	2,803 kg sourced from another supplier of alloys and minerals, all of which was represented to the Corporation by this supplier to have been purchased from China, India, and Vietnam.

Accordingly, the Corporation determined that all of the products manufactured by UES UK in 2013 were DRC conflict free, as defined in Item 1.01(d)(4) of Form SD.

Air and Liquid Processing Segment

Aerofin Division of Air & Liquid Systems Corporation (hereinafter referred to as “Aerofin”) produces custom-engineered finned tube heat exchange coils related to heat transfer products for a variety of industries including fossil fuel and nuclear power generation, automotive, industrial process and HVAC. Aerofin is located in Lynchburg, Virginia.

Aerofin uses certain raw materials in the products in manufactures that contain tin, tantalum, and tungsten.

The raw materials used by Aerofin containing tin are as follows:

•	Solder, Grade A Tin-100 PPM Maximum Lead Content (all of which was sourced from a supplier that represented to the Corporation by this supplier to be DRC conflict free)

•	1LB Coil 1/8” Lead Free Solder and Braze Wire Bag 34 (all of which was sourced from a suppler and represented to the Corporation by this supplier to be DRC conflict free);

The raw material used by Aerofin containing tantalum is Tig Wire ERNICR-3INC 82 1/16 X (all of which was sourced from a supplier and represented to the Corporation by this supplier to be DRC conflict free).

The raw materials used by Aerofin containing tungsten are as follows:

•	2% tungsten electrodes, all of which was sourced from a supplier and represented to the Corporation by this supplier to be DRC conflict free; and

•	Rod Tig 60 1/16 x 36 10# Tube, all of which was sourced from a supplier and represented to the Corporation by this supplier to be DRC conflict free.

All of the materials sourced by Aerofin that contained tin, tantalum or tungsten came from suppliers who provided representations that all of the materials listed above that were purchased by Aerofin in 2013 were DRC conflict free. Accordingly, the Corporation determined that all of the products manufactured by Aerofin in 2013 were DRC conflict free, as defined in Item 1.01(d)(4) of Form SD.

Buffalo air Handling Division of Air & Liquid Systems Corporation (hereinafter referred to as “Buffalo Air Handling”) produces large custom air handling systems used in commercial, institutional and industrial buildings and is located in Amherst, Virginia.

After completing a review of the types all of the raw materials sourced by Buffalo Air Handling in 2013, we have determined that to the best of our knowledge, Buffalo Air Handling does not use any conflict minerals in the production and manufacturing of its products. Buffalo Air Handling products are manufactured using primary metals such as steel and aluminum which are manufactured to ASTM Specification and which do not include any of the conflict minerals enumerated in Item 1.01(d)(3) of Form SD. Tin, tantalum, tungsten and gold are not a part of the production or manufacturing of Buffalo Air Handling products.

Buffalo Pumps Division of Air & Liquid Systems Corporation (hereinafter referred to as “Buffalo Pumps”) manufactures a line of centrifugal pumps for the refrigeration and marine defense industries and is located in North Tonawanda, New York.

Buffalo Pumps uses copper alloy castings. These castings contain bronze which is made up of between 5% and 10% tin. Buffalo Pumps also produces titanium castings which are made up of 0.1% tin and 0.1% tungsten. In 2013, Buffalo Pumps enlisted a series of suppliers to fill its orders for copper alloy castings. Each of these suppliers provided representations that the tin used in the sourced material purchased by Buffalo Pumps was DRC conflict free. The tin and tungsten used in the titanium pumps manufactured by Buffalo Pumps was sourced from two suppliers that were different from the copper alloy suppliers. Both of these suppliers of the titanium pumps made representations to Buffalo Pumps that their sourced material was DRC conflict free. Accordingly, the Corporation determined that all of the products manufactured by Buffalo Pumps in 2013 were DRC conflict free, as defined in Item 1.01(d)(4) of Form SD.

Process for Determining Origin of Materials

Each of the Registrant’s business segments were required to perform an analysis of all of the minerals and materials that were used in the production and manufacturing of each of its business units’ operations for 2013. At the instruction of the Corporation, each business unit determined if it used tin, tantalum, tungsten or gold in the production or manufacturing of any of its products. In the instances where one or more of these minerals was used, the suppliers of those minerals were asked to perform a reasonable country of origin inquiry and return those findings to the Corporation. The representations made by suppliers in each instance returned to the Corporation stipulated that where tin, tantalum and tungsten were used (no gold is used in any of the Corporation’s business), these materials did not originate in the Democratic Republic of the Congo or any adjoining country, as defined in Item 1.01(d)(1) of Form SD.

Other than the relevant suppliers as set forth above, the Corporation did not use any third-parties to obtain its supply chain information with respect to conflict minerals. All of the information regarding the presence of tin, tantalum and tungsten in the materials manufactured by the Corporation came directly from employees in charge of sourcing and purchasing the relevant minerals and minerals-containing products and the relevant suppliers.

Website Disclosure

This Form SD, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopittsburgh.com. The information on the Corporation’s website is not part of this Specialized Disclosure Report on Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Rose Hoover
Rose Hoover
Executive Vice President and Corporate Secretary

Dated: May 30, 2014